                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                         CHOICE ONE COMMUNICATIONS INC.
                         ------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    17038P104
                                    ---------
                                 (CUSIP Number)

                              Walter E. Leach, Jr.
                         FairPoint Communications, Inc.
                    FairPoint Communications Solutions Corp.
                       521 East Morehead Street, Suite 250
                         Charlotte, North Carolina 28202
                                  704-344-8150
                                  ------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)



                                December 19, 2001
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                   Page 1 of 9
                             Exhibit Index on page 9

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                                  SCHEDULE 13D


--------------------------------                        ------------------------
     CUSIP No.  17038P104                                  Page 2 of 9 Pages
--------------------------------                        ------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            FairPoint Communications Solutions Corp.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                     (b)  [ ]

--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER

                                    2,500,000  (See Item 3)
                         -------------------------------------------------------
 NUMBER OF               8       SHARED VOTING POWER
   SHARES
BENEFICIALLY                        0
   OWNED                 -------------------------------------------------------
  BY EACH                9       SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                            2,500,000  (See Item 3)
   WITH                  -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,500,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D


--------------------------------                        ------------------------
     CUSIP No.  17038P104                                  Page 3 of 9 Pages
--------------------------------                        ------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            FairPoint Communications Inc.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                     (b)  [ ]

--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER

                                    2,500,000  (See Item 3)
                         -------------------------------------------------------
 NUMBER OF               8       SHARED VOTING POWER
   SHARES
BENEFICIALLY                        0
   OWNED                 -------------------------------------------------------
  BY EACH                9       SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                            2,500,000  (See Item 3)
   WITH                  -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,500,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------

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ITEM 1.  SECURITY AND ISSUER.
         -------------------

         The class of equity securities to which this statement on Schedule 13D (this "Schedule 13D") relates is the common stock, par value $.01 per share (the "Common Stock"), of Choice One Communications Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 100 Chestnut Street, Rochester, New York 14604-2417.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         This Schedule 13D is being filed by FairPoint Communications, Inc. ("FairPoint") and FairPoint Communications Solutions Corp. ("FairPoint Solutions" and, together with FairPoint, the "Reporting Persons"), each a Delaware corporation. Pursuant to Rule 13d-1(k) under the Securities Act of 1934 (the "Exchange Act"), the Reporting Persons have agreed to file jointly one statement with respect to their beneficial ownership of the Common Stock.

         The principal business address of the Reporting Persons is 521 East Morehead Street, Suite 250, Charlotte, North Carolina 28202.

         The Reporting Persons are facilities-based providers of voice, data and Internet services. The principal business of FairPoint is the acquisition and operation of traditional telephone companies in rural markets. The principal business of FairPoint Solutions is the operation of competitive local exchange carriers in Tier IV and select Tier III markets.

         Attached as Schedule A and Schedule B to this Schedule 13D, and incorporated herein by reference, is information concerning the directors and executive officers of FairPoint and FairPoint Solutions, respectively, which is required to be disclosed pursuant to General Instruction C to Schedule 13D.

         During the past five (5) years, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule A or B, as appropriate, have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         On December 19, 2001, FairPoint Solutions acquired 2,500,000 shares of Common Stock as partial consideration for the sale of certain of its assets to the Issuer and certain of subsidiaries of the Issuer, pursuant to the Network Transition Agreement,

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dated as of November 7, 2001, among FairPoint Solutions, the Issuer and certain subsidiaries of the Issuer named therein (the "Network Transition Agreement").

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         The Reporting Persons acquired beneficial ownership of the shares of Common Stock listed in Item 3 above for investment purposes.

         FairPoint Solutions may acquire additional shares of the Issuer's Common Stock on or about the date one hundred fifty days from the Closing (December 19, 2001) pursuant to the Network Transition Agreement, if on the date one hundred twenty days after Closing the number of Lines (as defined in the Network Transition Agreement) is equal to or greater than 40,000 and the number of On-Net Lines (as defined in the Network Transition Agreement) is equal to or greater than 20,000. The number of additional shares of Common Stock which FairPoint Solutions is entitled to receive pursuant to the Network Transition Agreement shall be adjusted to take into account any stock splits, stock dividends or stock combinations and similar transactions occurring prior to the issuance of such shares. In addition, the preemptive rights granted to FairPoint Solutions under the Investor Rights Agreement (as defined below) shall have the same effect as if such shares were issued as of the Closing.

         In connection with the execution and delivery of the Network Transition Agreement, FairPoint Solutions and the Issuer entered into an Investor Rights Agreement, dated December 19, 2001 (the "Investor Rights Agreement"), pursuant to which FairPoint Solutions was granted certain rights to registration under the Securities Act of 1933, as amended, of the shares of the Issuer held by it. Pursuant to the Investor Rights Agreement, in the event the Issuer proposes to register any of its Common Stock, any other of its equity securities or securities convertible into or exchangeable for its equity securities, whether or not for sale for its own account, FairPoint Solutions will have the right, upon a timely request and subject to a right of priority in favor of certain other stockholders under certain circumstances, to have the shares of Common Stock held by FairPoint Solutions included in such registration (such registration of shares held by FairPoint Solutions, a "Piggyback Registration"). FairPoint Solutions shall not be entitled to such right at any time on or after the first date on which it no longer holds any Registrable Securities or no longer owns at least 1,250,000 shares of Common Stock. In addition, the Issuer shall not be required to effect a Piggyback Registration incidental to the registration of any of its securities in connection with mergers, acquisitions, exchange offers, subscription offers, dividend reinvestment plans or stock options or other executive or employee benefit or compensation plans. All expenses of registration (exclusive of underwriting discounts and commissions, if any) will by borne by the Issuer.

         Pursuant to the Network Transition Agreement, the Issuer agreed to appoint the Chief Executive Officer of FairPoint to the Board of Directors of the Issuer, effective as of January 23, 2002. In connection therewith, on December 19, 2001, the Issuer entered into Amendment No. 11 to the Transaction Agreement, dated as of July

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8, 1998 and as amended by Amendment No. 1 dated as of December 18, 1998,
Amendment No. 2 dated as of February 18, 1999, Amendment No. 3 dated as of May 14, 1999, Amendment No. 4 dated as of June 30, 1999, Amendment No. 5 dated as of June 30, 1999, Amendment No. 6 dated as of November 18, 1999, Amendment No. 7 dated as of August 1, 2000, Amendment No. 8 dated as of December 20, 2000, Amendment No. 9 dated as of March 13, 2001 and Amendment No. 10 dated as of November 9, 2001 (as so amended, the "Transaction Agreement"), among the Issuer and each of the persons listed on the signature pages thereto. Amendment No. 11 to the Transaction Agreement provides for the appointment of the Chief Executive Officer of FairPoint to the Board of Directors of the Issuer, to hold such position until FairPoint Solutions no longer beneficially owns at least 2,500,000 shares of Common Stock, as adjusted for stock splits, stock combinations, stock dividends or similar transactions. Amendment No. 11 to the Transaction Agreement also deems FairPoint Solutions an intended third party beneficiary of such provision, even though it is not a party to the Transaction Agreement.

         The foregoing descriptions of the Network Transition Agreement, Investor Rights Agreement and Amendment No. 11 to the Transaction Agreement are not, and do not purport to be, complete and are qualified in their entirety by reference to the Network Transition Agreement, the Investor Rights Agreement and Amendment No. 11 to the Transaction Agreement, a copy of each of which has been filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

         Except as set forth in this Item 4, the Reporting Persons have no present plan or proposal that relates to or would result in any matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate plans or proposals specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         (a) The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Persons is based upon 40,372,934 shares of Common Stock outstanding as disclosed in the Issuer's Definitive Information Statement on Form 14(C) that was filed by the Issuer on December 28, 2001. The Reporting Persons are the beneficial owner of 2,500,000 shares of Common Stock, representing approximately 6.2% of the outstanding shares of Common Stock.

         (b) FairPoint Solutions has the sole power to vote, direct the vote, dispose and direct the disposition of 2,500,000 shares of Common Stock. FairPoint is deemed the beneficial owner of 2,500,000 shares of Common Stock through FairPoint Solutions.

         (c) Except as set forth or incorporated by reference herein, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule A or B, as appropriate, beneficially own, or have acquired or disposed of, any shares of Common Stock during the past 60 days.

         (d) Other than as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

         (e) Not applicable.

ITEM 6.  CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         ------------------------------------------------------------
         RESPECT TO SECURITIES OF THE ISSUER.
         -----------------------------------

         FairPoint Solutions has pledged the Common Stock to the lenders under its credit facility pursuant to the terms and conditions of the Amended and Restated Pledge Agreement, dated as of November 9, 2000 (as amended, the "Pledge Agreement"), made by FairPoint Solutions, certain of its subsidiaries named therein and First Union National Bank, as Collateral Agent, for the benefit of the Lender Creditors (as defined in the Pledge Agreement) to secure FairPoint Solutions' obligations under its credit facility.

         Except as described in this Item 6 or above in Items 3 and 4 of this
Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

1. Network Transition Agreement, dated as of November 7, 2001, among FairPoint Communications Solutions Corp., Choice One Communications Inc. and selected subsidiaries of Choice One Communications Inc., incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed November 8, 2001.

2. Investor Rights Agreement, dated as of December 19, 2001, between Choice One Communications Inc. and FairPoint Communications Solutions Corp.

3. Amendment No. 11, dated as of December 19, 2001, to the Transaction Agreement dated as of July 8, 1998, as amended, among Choice One Communications Inc., Choice One Communications L.L.C. and certain other parties named therein.

4. Amended and Restated Pledge Agreement, dated as of November 9, 2000, among FairPoint Solutions, certain subsidiaries of FairPoint
         Solutions named therein, First Union National Bank and the Lender Creditors named therein, incorporated by reference to Exhibit 10.11 to FairPoint's Quarterly Report filed on Form 10-Q for the period ended September 30, 2000.

5. Joint Filing Agreement, dated as of January 17, 2002, by and between FairPoint Communications, Inc. and FairPoint Communications Solutions Corp.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2002
                                   FAIRPOINT COMMUNICATIONS, INC.


                                   By:   /s/  Walter E. Leach, Jr.
                                      ----------------------------
                                      Name: Walter E. Leach, Jr.
                                      Title: Senior Vice President & Chief
                                             Financial Officer


                                   FAIRPOINT COMMUNICATIONS
                                   SOLUTIONS CORP.


                                   By:   /s/  Walter E. Leach, Jr.
                                      ----------------------------
                                      Name: Walter E. Leach, Jr.
                                      Title: Senior Vice President & Chief
                                             Financial Officer

                                  EXHIBIT INDEX

1. Network Transition Agreement, dated as of November 7, 2001, among the FairPoint Communications Solutions Corp., Choice One Communications Inc. and selected subsidiaries of Choice One Communications Inc., incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed November 8, 2001.

2. Investor Rights Agreement, dated as of December 19, 2001, between Choice One Communications Inc. and FairPoint Communications Solutions Corp.

3. Amendment No. 11, dated as of December 19, 2001, to the Transaction Agreement dated as of July 8, 1998, as amended, among Choice One Communications Inc., Choice One Communications L.L.C. and certain other parties named therein.

4. Amended and Restated Pledge Agreement, dated as of November 9, 2000, among FairPoint Solutions, certain subsidiaries of FairPoint
         Solutions named therein, First Union National Bank and the Lender Creditors named therein, incorporated by reference to Exhibit 10.11 to FairPoint's Quarterly Report filed on Form 10-Q for the period ended September 30, 2000.

5. Joint Filing Agreement, dated as of January 17, 2002, by and between FairPoint Communications, Inc. and FairPoint Communications Solutions Corp.

                                   SCHEDULE A
       DIRECTORS AND EXECUTIVE OFFICERS OF FAIRPOINT COMMUNICATIONS, INC.

The names and present principal occupations of the directors and executive officers of FairPoint Communications, Inc. are set forth below. All directors and officers listed below are citizens of the United States.

NAME                                 OFFICE
Eugene B. Johnson                    Chief Executive Officer, Director &
                                     Vice Chairman of the Board

John Duda                            President

Walter E. Leach, Jr.                 Chief Financial Officer, Senior Vice
                                     President & Secretary

Timothy W. Henry                     Vice President Finance, Treasurer & Asst.
                                     Secretary

Michael J. Stein                     Vice President

Lisa R. Hood                         Vice President & Controller

Shirley J. Linn                      Vice President, Secretary & General Counsel

Neil A. Torpey                       Assistant Secretary

Daniel J. Bergstein                  Director

Frank K. Bynum, Jr.                  Director

Anthony J. DiNovi                    Director

George E. Matelich                   Director

Jack H. Thomas                       Director & Chairman of the Board

Kent R. Weldon                       Director

                                   SCHEDULE B
  DIRECTORS AND EXECUTIVE OFFICERS OF FAIRPOINT COMMUNICATIONS SOLUTIONS CORP.


The names and present principal occupations of the directors and executive officers of FairPoint Communications Solutions Corp. are set forth below. All directors and officers listed below are citizens of the United States.

Eugene B. Johnson                     Chief Executive Officer, Director & Vice
                                      Chairman of the Board

John Duda                             President

Walter E. Leach, Jr.                  Chief Financial Officer, Senior Vice President &
                                      Secretary

Timothy W. Henry                      Vice President Finance, Treasurer &
                                      Asst. Secretary

Ryan D. Cure                          Controller

Lisa R. Hood                          Vice President

Shirley J. Linn                       Vice President, Secretary & General Counsel

Neil A. Torpey                        Assistant Secretary

Daniel J. Bergstein                   Director

Frank K. Bynum, Jr.                   Director

Anthony J. DiNovi                     Director

George E. Matelich                    Director

Jack H. Thomas                        Director & Chairman of the Board

Kent R. Weldon                        Director